UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 26, 2013	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISORS

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Since the term of services of the sixth session of the supervisory committee (the “Supervisory Committee”) of China Eastern Airlines Corporation Limited (the “Company”) has expired, pursuant to the relevant requirements under Company Law of the People’s Republic of China, the articles of association and rules of meeting of the supervisory committee of the Company, the third group meeting in 2013 of the fifth session of the employee’s representatives conference was held recently. In the meeting, Mr. Yan Taisheng (“Mr. Yan”) and Mr. Feng Jinxiong (“Mr. Feng”) were elected as the employee representative supervisors of the seventh session of the Supervisory Committee, with a term of office in line with the seventh session of the Supervisory Committee. Their appointments as employee representative supervisors of the seventh session of the Supervisory Committee will be effective upon conclusion of the 2012 annual general meeting of the Company held on 26 June 2013.

The seventh session of the Supervisory Committee consists of Mr. Yan, Mr. Feng and the other three shareholder representative supervisors elected by the 2012 annual general meeting of the Company. The shareholder representative supervisors of the seventh session of the Supervisory Committee were elected by the 2012 annual general meeting of the Company.

The biographical details of Mr. Yan and Mr. Feng are as follows:

Mr. Yan is currently a Supervisor and the Vice Chairman of the Labour Union of the Company. Mr. Yan joined the civil aviation industry in 1973, and served as Chief of the Board Secretariat of the General Office of the Company, general manager of 上海民航東大實業公司 (Shanghai Civil Aviation Dong Da Industry Company) and Deputy Head and Head of the General Office of the Labour Union of the Company. He has been the Vice Chairman of the Labour Union of the Company since 2005. Mr. Yan graduated from East China Normal University.

Mr. Feng is currently a Supervisor and General Manager of the Audit Department of the Company and a deputy general manager of the Audit Department of China Eastern Air Holding Company (“CEA Holding”). Mr. Feng joined the civil aviation industry in 1982, and served as Deputy Head and Head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, Manager of the Human Resources Department of the Company, vice president of 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd), and Deputy General Manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been General Manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master’s degree.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26 June 2013

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